Exhibit 99.2

Bright Minds Biosciences Inc.

Consolidated Financial Statements

For the years ended September 30, 2025, 2024, and 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bright Minds Biosciences Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Bright Minds Biosciences Inc. (“the Company”) as of September 30, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended September 30, 2025, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended September 30, 2025, 2024 and 2023, in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ De Visser Gray LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2020.

Vancouver, Canada

December 23, 2025

1054

Bright Minds Biosciences Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

		September 30,	September 30,
As at	Notes	2025	2024
		$	$
ASSETS
Current Assets
Cash and cash equivalents	9	82,908,589	5,720,092
Sales tax receivables		209,918	50,224
Interest receivables	8	203,153	-
Prepaids		987,911	216,628
		84,309,571	5,986,944
Non-Current Assets
Right-of-use asset	11	111,968	117,658
TOTAL ASSETS		84,421,539	6,104,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4, 6	2,250,839	449,299
Lease liability – current portion	11	84,528	79,384
		2,335,367	528,683
Non-Current Liabilities
Lease liability – non-current portion	11	41,249	39,576
TOTAL LIABILITIES		2,376,616	568,259

Shareholders’ equity
Share capital	5	123,249,838	35,423,371
Pre-funded warrants	5	-	455,573
Reserves	5	5,373,402	4,006,368
Deficit		(46,578,317)	(34,348,969)
TOTAL SHAREHOLDERS’ EQUITY		82,044,923	5,536,343
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		84,421,539	6,104,602

Nature and continuance of operations (Note 1)

Contractual obligations (Note 7)

Contingent liability (Note 12)

Subsequent events (Note 14)

Approved on behalf of the Board of Directors:

“Ian McDonald”	“Nils Bottler”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

2	Page

Bright Minds Biosciences Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Notes	September 30, 2025	September 30, 2024	September 30, 2023
		$	$	$
EXPENSES
Consulting fees	5,6	115,024	98,404	207,390
Directors’ compensation	5,6	497,306	493,793	1,156,523
Foreign exchange		(188,768)	9,312	(14,189)
Marketing, advertising, and investor relations		429,659	41,600	119,418
Office and administrative	11	784,078	264,009	278,809
Professional fees	6	739,362	547,765	437,679
Regulatory and filing		287,646	197,186	186,651
Research and development	5,6,10	11,084,509	1,180,010	4,999,944
Loss before other items		(13,748,816)	(2,832,079)	(7,372,225)
Other items
Interest income	8	1,519,468	30,133	-
Net and comprehensive loss		(12,229,348)	(2,801,946)	(7,372,225)

Basic and diluted loss per share		(1.78)	(0.65)	(1.98)

Weighted average number of common shares outstanding basic and diluted		6,878,051	4,310,168	3,719,775

The accompanying notes are an integral part of these consolidated financial statements.

3	Page

Bright Minds Biosciences Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Share Capital
	Number of shares *	Share capital	Pre-funded warrants	Reserves	Deficit	Total
		$	$	$	$	$
Balance as at September 30, 2022	3,518,472	32,237,844	-	2,479,466	(24,174,798)	10,542,512
Private placement – common shares (Note 5)	194,800	1,217,500	-	-	-	1,217,500
Private placement – pre-funded warrants (Note 5)	-	-	831,834	-	-	831,834
Share issuance costs (Note 5)	-	(26,976)	-	-	-	(26,976)
Warrants exercised (Note 5)	28,800	253,440	-	-	-	253,440
RSUs exercised (Note 5)	30,000	232,500	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	1,152,131	-	1,152,131
Net loss	-	-	-	-	(7,372,225)	(7,372,225)
Balance as at September 30, 2023	3,772,072	33,914,308	831,834	3,399,097	(31,547,023)	6,598,216
Private placement – common shares (Note 5)	661,765	900,000	-	-	-	900,000
Pre funded warrants exercised (Note 5)	60,250	376,563	(376,261)	-	-	302
RSUs exercised (Note 5)	30,000	232,500	-	(232,500)	-	-
Share-based compensation (Note 5)	-	-	-	839,771	-	839,771
Net loss	-	-	-	-	(2,801,946)	(2,801,946)
Balance as at September 30, 2024	4,524,087	35,423,371	455,573	4,006,368	(34,348,969)	5,536,343
Private placement – common shares (Note 5)	2,159,602	82,097,564	-	-	-	82,097,564
Share issuance costs (Note 5)	-	(472,554)	-	-	-	(472,554)
Pre-funded warrants exercised (Note 5)	72,950	455,938	(455,573)	-	-	365
Options exercised (Note 5)	155,700	2,256,283	-	(915,433)	-	1,340,850
Warrants exercised (Note 5)	608,000	2,589,000	-	-	-	2,589,000
RSUs exercised (Note 5)	115,450	900,236	-	(900,236)	-	-
Share-based compensation (Note 5)	-	-	-	3,182,703	-	3,182,703
Net loss	-	-	-	-	(12,229,348)	(12,229,348)
Balance as at September 30, 2025	7,635,789	123,249,838	-	5,373,402	(46,578,317)	82,044,923

*On July 14, 2023, the Company completed a share consolidation on the basis of 1 new common share to 5 old common shares (Note 5). For accounting purposes, recognition of the share consolidation has been made retrospectively such that all share and per share numbers have been adjusted to reflect the share consolidation.

The accompanying notes are an integral part of these consolidated financial statements.

4	Page

Bright Minds Biosciences Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - Unaudited)

For the years ended	Notes	September 30, 2025	September 30, 2024	September 30, 2023
		$	$	$
Operating activities
Net loss		(12,229,348)	(2,801,946)	(7,372,225)
Non-cash items:
Depreciation – right-of-use asset	11	76,868	73,357	72,450
Foreign exchange		(312,687)	(10,126)	45,348
Interest on lease liability	11	35,851	8,945	19,750
Share-based compensation	5	3,182,703	839,771	1,152,131

Changes in non-cash working capital items:
Sales tax receivables		(159,694)	(13,243)	77,537
Interest and other receivables		(203,153)	-	41,261
Prepaids		(771,283)	(188,936)	136,737
Accounts payable and accrued liabilities		1,689,124	241,992	(1,197,254)
Net cash used in operating activities		(8,691,619)	(1,850,186)	(7,024,265)

Financing activities
Private placement proceeds	5	82,097,564	900,000	1,217,500
Share issuance costs	5	(360,138)	-	(26,976)
Pre-funded warrant issuance proceeds	5	-	-	831,834
Option exercise proceeds	5	1,340,850	-	-
Pre-funded warrant and warrant exercise proceeds	5	2,589,365	302	253,440
Principal portion of lease liability	11	(100,150)	(89,730)	(86,112)
Net cash from financing activities		85,567,491	810,572	2,189,686

Change in cash and cash equivalents		76,875,872	(1,039,614)	(4,834,579)
Effect of foreign exchange on cash		312,625	11,720	(45,348)
Cash and cash equivalents, beginning of year		5,720,092	6,747,986	11,627,913

Cash and cash equivalents, end of year		82,908,589	5,720,092	6,747,986

SUPPLEMENTARY INFORMATION
Fair value of RSUs exercised		900,236	232,500	232,500
Fair value of Pre-funded warrants exercised		455,573	-	-
Fair value of options exercised		862,765	-	-
Share issuance costs included in accounts payable and accrued liabilities		112,416	-	-

The accompanying notes are an integral part of these consolidated financial statements

5	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Bright Minds Biosciences Inc. (the “Company”) was incorporated under the Business Corporations Act of British Columbia on May 31, 2019. The Company’s objective is to generate income and achieve long term profitable growth through the development of therapeutics to improve the lives of patients with certain severe and life-altering diseases. On November 8, 2021, the Company started trading on the NASDAQ under the symbol “DRUG”. The registered address of the Company is located at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada. The head office address of the Company is located at 19 Vestry Street, New York, NY 10013, USA.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2025, the Company is not able to finance day to day activities through operations and has comprehensive loss of $12,229,348 for the year ended September 30, 2025 (2024 - $2,801,946). The Company has a deficit of $46,578,317 since inception and negative operating cash flows. As at September 30, 2025, the Company has working capital of $81,974,204 ( September 30, 2024 - $5,458,261). The continuing operations of the Company are dependent upon its ability to attain profitable operations and generate funds therefrom. Management intends to finance operating costs with equity financings, loans from directors and companies controlled by directors and/or private placement of common shares.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

Basis of preparation

Depending on the applicable IFRS requirements, the measurement basis used in the preparation of these consolidated financial statements is cost, net realizable value, fair value or recoverable amount. These consolidated financial statements, except for the statement of cash flows, are based on the accrual basis.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on December 23, 2025.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Bright Minds Biosciences LLC, a Delaware limited liability company, and Bright Minds Bioscience Pty Ltd., a proprietary company registered under the Corporations Act of Australia on June 24, 2021. On June 10, 2021, the Chief Executive Officer of the Company transferred, assigned and conveyed all of his membership interests in Bright Minds Biosciences LLC to the Company.

A subsidiary is an entity that the Company controls, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the Company’s subsidiaries have been aligned with the policies adopted by the Company. When the Company ceases to control a subsidiary, the financial statements of that subsidiary are de-consolidated.

Inter-company balances and transactions, and any income and expenses arising from inter-company transactions, have been eliminated in these consolidated financial statements.

6	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain of the Company’s accounting policies and disclosures require key assumptions concerning the future and other estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or disclosures within the next fiscal year. Where applicable, further information about the assumptions made is disclosed in the notes specific to that asset or liability. The significant accounting estimates and judgments set out below have been applied consistently to all periods presented in these consolidated financial statements.

Ability to continue as a going concern

Evaluation of the ability of the Company to realize its strategy for funding its future needs for working capital involves making judgments.

Share-based compensation

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include the common share price on the grant date, the exercise price of the instrument, the expected common share price volatility, the weighted average expected life of the instruments, the expected dividends and the risk-free interest rate. Service and non-market performance conditions are not taken into account in determining fair value. The fair value of equity settled Restricted Share Units (“RSUs”) is measured based on management's best estimate of the Company's share price on the grant date.

The share-based compensation recognized is also determined based on management’s grant date estimate of the forfeitures that are expected to occur over the life of the stock options and equity settled RSUs. Cash settled RSUs outstanding are fair valued using a mark-to-market calculation based on the Company’s closing common share price at the end of the period. The number of stock options and RSUs that actually vest could differ from the estimated number of awards expected to vest and any differences between the actual and estimated forfeitures are recognized prospectively as they occur.

Foreign currency translation

The functional currency of the Company, Bright Minds Biosciences LLC and Bright Minds Bioscience Pty Ltd. is the Canadian dollar and the presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss.

Internally generated intangible assets – Research and development expenditure

Intangible assets acquired separately are initially recognized at cost. Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits

7	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

At September 30, 2025 and 2024, the Company has not recognized any internally-generated intangible assets.

Share-based compensation awards

Share-based compensation expense relates to stock options as well as cash and equity settled restricted share units (“RSUs”). The grant date fair values of stock options and equity settled RSUs granted are recognized as an expense, with a corresponding increase in reserves in equity, over the vesting period. The amount recognized as an expense is based on the estimate of the number of awards expected to vest, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Upon exercise of stock options, the consideration paid by the holder is included in share capital and the related reserves associated with the stock options exercised is reclassified into share capital. Upon vesting of equity settled RSUs, the related reserves associated with the RSU is reclassified into share capital.

For cash settled RSUs, the fair value of the RSUs is recognized as share-based compensation expense, with a corresponding increase in accrued liabilities over the vesting period. The amount recognized as an expense is based on the estimate of the number of RSUs expected to vest. Cash settled RSUs are measured at their fair value at each reporting period on a mark-to-market basis. Upon vesting of the cash settled RSUs, the liability is reduced by the cash payout.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost within net income or loss.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Deferred tax:

Deferred tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; any differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

8	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. The loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. Because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals loss per share.

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new common shares are recognized as a deduction from equity, net of tax.

Investment tax credits

Investment tax credits under the Australian government’s Research and Development Tax Incentive program are recorded using the cost reduction approach based on IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Investment tax credits related to current research and development expenses are included in the consolidated statements of comprehensive loss as a reduction of expenses.

Investment tax credits arising on qualified expenditures are recognized when there is reasonable assurance that the credits will be realized. The investment tax credits are subject to audit by taxation authorities and the actual amount may change depending on the outcome of an audit.

Financial instruments

Financial instruments are accounted for in accordance with IFRS 9, “Financial Instruments: Classification and Measurement”. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

(a) Recognition and measurement of financial assets

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument.

(b) Classification of financial assets

The Company classifies financial assets at initial recognition as financial assets: measured at amortized cost, measured at fair value through other comprehensive income (“FVTOCI”) or measured at fair value through profit or loss (“FVTPL”).

(i) Financial assets measured at amortized cost

A financial asset that meets both of the following conditions is classified as a financial asset measured at amortized cost:

•	The Company’s business model for such financial assets is to hold the assets in order to collect contractual cash flows.

9	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the amount outstanding.

A financial asset measured at amortized cost is initially recognized at fair value plus transaction costs directly attributable to the asset. After initial recognition, the carrying amount of the financial asset measured at amortized cost is determined using the effective interest method, net of impairment loss, if necessary.

(ii) Financial assets measured at FVTOCI

A financial asset measured at FVOCI is recognized initially at fair value plus transaction costs directly attributable to the asset. After initial recognition, the asset is measured at fair value with changes in fair value included as “financial asset at fair value through other comprehensive income” in other comprehensive income or loss.

(iii) Financial assets measured at FVTPL

A financial asset measured at FVTPL is initially recognized at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial asset is re-measured at fair value and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

The Company’s cash and cash equivalents are classified as subsequently measured at FVTPL.

(c) Derecognition of financial assets

The Company derecognizes a financial asset if the contractual rights to the cash flows from the asset expire, or the Company transfers substantially all the risks and rewards of ownership of the financial asset. Any interests in transferred financial assets that are created or retained by the Company are recognized as a separate asset or liability. Gains and losses on derecognition are generally recognized in the consolidated statement of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income or loss.

Financial liabilities

(a) Recognition and measurement of financial liabilities

The Company recognizes a financial liability when it becomes a party to the contractual provisions of the instrument.

(b) Classification of financial liabilities

(i) Financial liabilities measured at amortized cost

A financial liability measured at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost using the effective interest method.

The Company’s accounts payable and accrued liabilities are classified as subsequently measured at amortized cost.

(ii) Financial liabilities measured at fair value through profit or loss

A financial liability measured at fair value through profit or loss is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value and a gain or loss is recognized in profit or loss in the reporting period in which it arises.

(c) Derecognition of financial liabilities

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statement of comprehensive loss.

10	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Offsetting financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve-month expected credit losses. The Company recognizes in the consolidated statement of comprehensive income or loss, as an impairment loss (or gain), the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Leases

Leases are accounted for in accordance with IFRS 16, “Leases”. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if it has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

Right-of-use asset

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made and any initial direct costs incurred at or before the commencement date, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain re-measurements of the lease liability.

Lease liability

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

11	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

3.	MATERIAL ACCOUNTING POLICY INFORMATION (continued)

Accounting Standards, Amendments and Interpretations

The following amendments were adopted by the Company:

a)

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) - the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy.

b)

Definition of Accounting Estimates (Amendments to IAS 8) - the amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in consolidated financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in consolidated financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error.

There was no impact on the Company’s consolidated financial statements upon the adoption of these amendments.

Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

In January 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements, to provide a more general approach to the presentation of liabilities as current or non‐current based on contractual arrangements in place at the reporting date.

These amendments:

●

specify that the rights and conditions existing at the end of the reporting period are relevant in determining whether the Company has a right to defer settlement of a liability by at least twelve months;

●	provide that management’s expectations are not a relevant consideration as to whether the Company will exercise its rights to defer settlement of a liability; and
●	clarify when a liability is considered settled.

The Company has not yet determined the impact of these amendments on its consolidated financial statements.

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2025	September 30, 2024
	$	$
Accounts payable	1,710,290	407,548
Accrued liabilities	540,549	41,751
Total accounts payable and accrued liabilities	2,250,839	449,299

12	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

On July 14, 2023, the Directors of the Company approved the consolidation of the Company’s issued and outstanding common shares on a 5:1 basis. All common shares, stock options, restricted share units and warrant references in these consolidated financial statements reflect the effect of the share consolidation.

Issued share capital for the year ended September 30, 2025

On November 4, 2024, the Company closed a non-brokered private placement of 1,612,902 common shares for gross proceeds of $48,628,963 (US$35,000,000). The company incurred share issuance costs of $152,485 in connection with the private placement.

On August 25, 2025, the Company entered into an Equity Distribution Agreement (the “Agreement”) with Piper Sandler & Co. and Cantor Fitzgerald & Co. (together, the “Agents”) to establish an at-the-market equity offering program (the “ATM Program”).

Under the ATM Program, the Company may, from time to time, issue and sell common shares having an aggregate offering price of up to US$100 million through the Agents, acting as sales agents, directly on the NASDAQ Stock Market or by such other methods as may be permitted under applicable securities laws and regulations. The Agreement provides the Agents with a commission based on a stated percentage of the gross proceeds from each sale, together with reimbursement of certain out-of-pocket expenses. The ATM Program will remain effective for a period of three years from the date the underlying registration statement became effective, unless earlier terminated by the Company or the Agents in accordance with the terms of the Agreement.

The issuance of common shares under the ATM Program is qualified by a Registration Statement on Form F-3 (File No. 333-289851), which was declared effective by the U.S. Securities and Exchange Commission on September 2, 2025.

The Company retains full discretion regarding the timing, number of shares, pricing, and size of any sales under the ATM Program. Proceeds, if any, are expected to be used for general corporate purposes, which may include research and development activities, capital expenditures, working capital, and other general administrative and operational expenditures.

During the year ended September 30, 2025, the company issued 546,700 common shares for gross proceeds of $33,468,601 (US$24,225,667) under the ATM Program. The company incurred share issuance costs of $320,069 in connection with the common shares issued under the ATM program.

During the year ended September 30, 2025, 115,450 RSUs were exercised and $900,236 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2025, an aggregate of 608,000 warrants and 72,950 pre-funded warrants (“PFWs”) were exercised for total gross proceeds of $2,589,365. $455,573 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

During the year ended September 30, 2025, an aggregate of 155,700 stock options were exercised for gross proceeds of $1,340,850. $915,433 was reclassified from reserves to share capital upon the exercise.

13	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL (continued)

Issued share capital for the year ended September 30, 2024

On December 22, 2023, the Company issued 661,765 Units of the Company (a “Unit”) at a price per Unit of $1.36 for aggregate gross proceeds of $900,000. Each Unit is comprised of one common share and one common share purchase warrant (“Warrant”) of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $1.70 per share until December 22, 2028.

On December 13, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2024, 60,250 PFWs were exercised for gross proceeds of $302. $376,261 was reclassified from pre-funded warrants to share capital upon the exercise. Each PFW was exercised into one common share and one warrant of the Company.

Issued share capital for the year ended September 30, 2023

On December 2, 2022, the Company issued 133,200 PFWs of the Company at a price per PFW of $6.245 and 194,800 Units of the Company at a price per Unit of $6.25 for aggregate gross proceeds of $2,049,334. Each PFW is exercisable into one Unit at an exercise price of $0.005 per Unit on the date that is the earlier of (a) the date the holder thereof elects to exercise the PFWs and pays the exercise price, and (b) December 2, 2024. Each Unit is comprised of one common share and one warrant of the Company. Each Warrant is exercisable to acquire one common share of the Company at an exercise price of $6.75 per share until December 2, 2024.

The PFWs are classified as a component of permanent shareholders’ equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the Units with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of common shares upon exercise. In addition, such PFWs do not provide any guarantee of value or return. The Company valued the PFWs at issuance, concluding that their sales price approximated their fair value, and a total of $831,834 is recorded to the PFWs.

On March 10, 2023, 30,000 RSUs were exercised and $232,500 was reclassified from reserves to share capital upon the exercise.

During the year ended September 30, 2023, an aggregate of 28,800 warrants were exercised for gross proceeds of $253,440.

Escrowed securities

On January 28, 2021, the Company entered into an escrow agreement under National Policy 46-201 Escrow for Initial Public Offerings (the “Policy”) in connection with the listing of common shares of the Company on the CSE, whereby 570,560 common shares of the Company and 389,600 warrants (exercised on April 23, 2021), being an aggregate of 960,160 securities, were deposited to be held in escrow. As the Company is defined as an emerging issuer under the Policy, the escrowed securities will be released as follows:

●	96,016 - on the date that the Company’s shares are listed on the CSE ( February 8, 2021); and
●	144,024 - 6, 12, 18, 24, 30 and 36 months after the listing date.

All common shares were released from escrow during the year ended September 30, 2024.

14	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL (continued)

Stock options

The Company’s stock option plan provides for stock options to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the stock option plan, eligibility, vesting period, terms of the options and the number of options granted are to be determined by the Board of Directors at the time of grant. The stock option plan allows the Board of Directors to issue up to 10% of the Company’s outstanding common shares as stock options.

Options granted during the year ended September 30, 2025

On October 3, 2024, the Company granted 70,000 stock options to an officer and the directors of the Company. The stock options have an exercise price of $1.65 per share, expire on October 3, 2029, and vest as follows: 50% immediately, 25% on the first anniversary of the grant date; and 25% on the second anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.65; ii) share price: $1.60; iii) term: 5 years; iv) volatility: 117.93%; v) discount rate: 2.88%; and dividends: nil.

On February 26, 2025, the Company granted 161,000 stock options to the consultants, officers and directors of the Company. The stock options have an exercise price of US$35 per share, expire on February 26, 2030. 126,000 of the stock options vest as follows: 25% on the first anniversary of the grant date; 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date, and 35,000 of the stock options vest in equal installments over a period of 24 months beginning on February 26, 2025. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: US$35 (CA$50.19); ii) share price: $47.82; iii) term: 5 years; iv) volatility: 211.16%; v) discount rate: 2.70%; and dividends: nil.

Options granted during the year ended September 30, 2024

On March 22, 2024, the Company granted 130,000 stock options to the directors and consultants of the Company. The stock options have an exercise price of $1.84 per share, expire on March 22, 2029 and vest as follows: 25% on the grant date, 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and 25% on the third anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $1.84 ii) share price: $1.80; iii) term: 5 years; iv) volatility: 122.84%; v) discount rate: 3.48%; and dividends: nil.

Options granted during the year ended September 30, 2023

On December 1, 2022, the Company granted 60,000 options to the Chief Medical Officer of the Company. The options have an exercise price of $8.25 per share, expire on December 1, 2027 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $8.25; ii) share price: $7.75; iii) term: 5 years; iv) volatility: 141.61%; v) discount rate: 3.05%; and dividends: nil.

On December 1, 2022, the Company and a consultant mutually agreed to cancel 16,000 options that were previously granted on April 28, 2021.

On February 16, 2023, the Company granted 47,000 options to the consultants and a director of the Company. The options have an exercise price of $5.25 per share, expire on February 16, 2028 and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date. The fair value of these stock options was measured using the Black Scholes option pricing model using the following inputs: i) exercise price: $5.25; ii) share price: $4.85; iii) term: 5 years; iv) volatility: 135.92%; v) discount rate: 3.45%; and dividends: nil.

15	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL (continued)

The following table summarizes the movements in the Company’s outstanding stock options for the year ended September 30, 2025 and September 30, 2024:

	Number of stock options	Weighted average exercise price

Balance at September 30, 2023	212,161	$11.65
Granted	130,000	$1.84
Expired	(1,761)	$38.20
Balance at September 30, 2024	340,400	$7.76
Granted	231,000	$35.48
Cancelled (1)	(55,750)	$16.26
Exercised	(155,700)	$8.61
Balance at September 30, 2025	359,950	$23.87
(1)	30,000 and 25,750 options were forfeited 90 days after the termination of the services of a former Chief Medical Officer and a consultant of the Company.

As at September 30, 2025, the stock options have a weighted average remaining life of 3.76 years ( September 30, 2024 – 3.13 years).

The following table summarizes the stock options issued and outstanding:

	Stock Options Outstanding and Exercisable
Expiry Date	Number of stock options	Exercisable	Exercise price	Remaining life (Years)
November 17, 2025*	14,200	14,200	$6.25	0.13
February 16, 2028	27,250	10,250	$5.25	2.38
March 22, 2029	102,500	37,500	$1.84	3.48
October 3, 2029	55,000	20,000	$1.65	4.01
February 26, 2030	126,000	-	US$35.00	4.41
February 26, 2030	35,000	10,208	US$35.00	4.41

* 12,800 of these stock options expired unexercised subsequent to the year ended September 30, 2025. See Note 14.

16	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL (continued)

The weighted average share price of the stock options exercised during the year ended September 30, 2025 is as follows:

Exercise date	Exercise price	Number of stock options exercised	Weighted average share price on exercise date
October 18, 2024	$6.25	11,300	$7.45
October 18, 2024	$5.25	6,750	$4.45
October 18, 2024	$1.84	17,500	$11.55
October 18, 2024	$1.65	10,000	$6.60
October 30, 2024	$8.25	15,000	$6.43
October 30, 2024	$1.84	5,000	$2.14
October 30, 2024	$1.65	5,000	$2.14
November 6, 2024	$6.25	19,000	$9.36
November 8, 2024	$38.00	12,000	$5.04
December 17, 2024	$6.25	9,500	$3.43
February 25, 2025	$8.25	15,000	$4.68
March 7, 2025	$5.25	3,250	$1.10
March 7, 2025	$6.25	16,000	$5.39
March 28, 2025	$1.84	5,000	$1.67
May 14, 2025	$6.25	1,400	$0.41
August 14, 2025	$38.00	4,000	$1.55
		155,700	$73.39

Restricted share unit plan

The Company’s RSU plan provides RSUs to be issued to directors, officers, employees and consultants of the Company, its subsidiaries and any personal holding company of such individuals so that they may participate in the growth and development of the Company. Subject to the specific provisions of the RSU plan, eligibility, vesting period, terms of the RSUs and the number of RSUs granted are to be determined by the Board of Directors at the time of the grant. The RSU plan allows the Board of Directors to issue common shares of the company as equity settled RSUs, provided that, when combined, the maximum number of common shares reserved for issuance under all share-based compensation arrangements of the Company does not exceed 10% of the Company’s outstanding common shares.

On March 3, 2025, the Company issued 600 RSUs to a consultant of the Company and these RSUs vest as follows: 50% on July 3, 2025, 25% on September 3, 2025, and 25% on March 3, 2026. The estimated fair value of these RSUs is $31,188 and will be recognized as an expense over the vesting period of the RSUs.

On December 1, 2022, the Company issued 220,000 RSUs to the directors of the Company. These RSUs vest on an annual basis over a period of four years commencing on December 1, 2022 and expiring on December 1, 2027. The estimated fair value of these RSUs is $1,705,000 and will be recognized as an expense over the vesting period of the RSUs.

17	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL (continued)

The following table summarizes the movements in the Company's outstanding RSUs for the year ended September 30, 2025 and September 30, 2024:

	Number of RSUs	Weighted average exercise price
Balance at September 30, 2023	222,000	$10.89
Exercised	(30,000)	$7.75
Balance at September 30, 2024	192,000	$11.38
Granted	600	$51.98
Exercised	(115,450)	$7.80
Balance at September 30, 2025	77,150	$8.80

As at September 30, 2025, the RSUs have a weighted average remaining life of 1.97 years ( September 30, 2024 – 3.06 years).

The following table summarizes the RSUs issued and outstanding:

	RSUs Outstanding and Exercisable
Expiry Date	Number of RSUs	Exercisable	Fair value on grant date	Remaining life (Years)
February 1, 2027	5,000	3,750	$15.25	1.34
February 1, 2027	7,000	5,250	$15.00	1.34
April 27, 2027	10,000	5,000	$6.35	1.57
December 1, 2027	55,000	-	$7.75	2.17
March 3, 2030	150	-	$51.98	4.42

The weighted average share price of RSUs exercised during the year ended September 30, 2025, is as follows:

Exercise date	Number of RSUs exercised	Weighted average share price on exercise date
October 18, 2024	10,000	$8.90
October 18, 2024	50,000	$44.48
January 27, 2025	55,000	$21.54
September 3, 2025	450	$0.21
	115,450	$75.13

Share-based compensation expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2025	September 30, 2024	September 30, 2023
	$	$	$
Stock options	2,958,217	386,975	50,350
Restricted share units – equity settled grants	224,486	452,796	1,101,781
Total share-based compensation expense	3,182,703	839,771	1,152,131

18	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars
)

5.	SHARE CAPITAL (continued)

Share-based compensation expense is included in the consolidated statements of comprehensive loss as follows:

	For the year ended:
	September 30, 2025	September 30, 2024	September 30, 2023

Consulting fees	62,980	47,861	43,736
Directors’ compensation	497,306	493,793	1,156,523
Research and development	2,622,417	298,117	(48,128)
Total share-based compensation expense	3,182,703	839,771	1,152,131

Warrants

The following table summarizes the movements in the Company’s outstanding warrants for the year ended September 30, 2025 and September 30, 2024:

	Number of warrants	Weighted average exercise price
Balance at September 30, 2023	1,047,520	$21.12
Issued	722,015	2.12
Expired	(852,720)	24.40
Balance at September 30, 2024	916,815	$3.10
Issued on exercise of PFWs	72,950	6.75
Exercised	(608,000)	4.26
Expired	(20,000)	6.75
Balance at September 30 2025	361,765	$1.70

As at September 30, 2025, the warrants have a weighted average remaining life of 3.23 years ( September 30, 2024 – 3.10 years).

The following table summarizes the warrants issued and outstanding:

	Warrants Outstanding
Expiry Date	Number of warrants	Exercise price	Remaining life (Years)
December 22, 2028	361,765	$1.70	3.23

The weighted average share price of warrants exercised during the year ended September 30, 2025 is as follows:

Exercise date	Exercise price	Number of warrants exercised	Weighted average share price on exercise date
October 15, 2024	$6.75	307,200	$22.29
October 24, 2024	$6.75	800	$0.09
October 30, 2024	$1.70	300,000	$32.92
		608,000	$55.30

19	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

6.	RELATED PARTY TRANSACTIONS

Related party transactions were recorded at the exchange value, which is the consideration determined and agreed to by the related parties. The Company’s related parties include directors, key management and companies controlled by directors and key management.

Included in accounts payable and accrued liabilities as at September 30, 2025 was $127,903 ( September 30, 2024 - $61,061) owing to the officers and directors of the Company and the companies controlled by these key management personnel. Amounts owing to related parties are non-interest bearing, unsecured and due on demand.

Compensation of Key Management Personnel

Key management personnel are those persons that have authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The following table summarizes expenses related to key management personnel:

	For the year ended:
	September 30, 2025	September 30, 2024	September 30, 2023
	$	$	$
Professional fees	134,169	120,000	120,000
Research and development	1,733,217	522,419	575,396
Share-based compensation included in consulting fees	72,402	-	-
Share-based compensation included in directors’ compensation	554,839	493,793	1,156,523
Share-based compensation included in research and development	1,355,932	128,805	32,390
	3,850,559	1,265,017	1,884,309

See Note 7 for related party contractual obligations.

20	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

7.	CONTRACTUAL OBLIGATIONS

License agreement

On April 23, 2021, the Company entered into an exclusive license agreement with equity (the “LA”) with the Board of Trustees of the UIC (the “University”), whereby the University granted to the Company, in all fields of use and worldwide, an exclusive, non-transferable license with the right to sublicense under the University’s rights in and to the Patent Rights (as defined) and a non-exclusive, non-transferable license with the right to sublicense under the University’s rights in and to the Technical Information (as defined) to make, have made, construct, have constructed, use, import, sell, and offer for sale royalty-bearing Product (as defined). As consideration for the grant of license, the Company will pay the following amounts (in US$) to the University:

●	Signing Fee – a signing fee of $100,000 less $15,000 in option fees was paid (CDN$105,502) and 12,600 common shares of the Company were issued to the University;

●

Net Sales – royalties on Net Sales (as defined) ranging from 3% (under $1 billion) to 4.5% (over $2 billion), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues;

●

Sublicensee Revenues – royalties (as for net sales above) on Sublicensee Revenue (as defined), with such royalty payments being credited toward the annual minimum for the license year in which the royalty payment accrues and 12% on all non-royalty revenue until the Company has raised $7.5 million and then 10% thereafter; and

●	Annual Minimums – if the total royalties paid to the University for any license year are less than the following annual minimums, the Company must pay the University the amount equal to the shortfall:

○	Years 1 and 2 – $nil;
○	Year 3 – $5,000 (paid);
○	Year 4 – $15,000; (paid)
○	Year 5 – $35,000;
○	Year 6 and thereafter – $50,000; and
○	After first commercial sale – $250,000 or net sales royalty, whichever is higher.

●	Milestone Payments – milestone payments after the occurrence of the following milestone events:

Prior to any sublicensing agreements, joint ventures or change of control:

○	$10,000 upon dosing the first patient in a Phase I trial (paid);
○	$50,000 upon dosing the first patient in the first Phase II trial (paid);
○	$250,000 upon dosing the first patient in a Phase III trial in the first clinical indication; and
○	$2 million upon the first commercial sale of each clinical indication.

After any sublicensing agreements, joint ventures or change of control:

○	As above;
○	$250,000 upon dosing the first patient in each Phase II trial;
○	$500,000 upon dosing the first patient in each Phase III trial; and
○	$2 million upon the first commercial sale of each clinical indication

Unless otherwise agreed to in writing by the University, the Company will reimburse the University for all documented costs and expenses in connection with the Patent Rights, including the preparation, filing, prosecution, maintenance and defense thereof. From time to time, the anticipated costs and expenses may be significant and, upon request, the

21	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

7.	CONTRACTUAL OBLIGATIONS (continued)

Company will pay the estimated costs and expenses in advance of such costs and expenses being incurred by the University.

The term of the LA ends on the later of the last to expire of the Patent Rights, expiration of regulatory exclusivity for Product or when the Company provides notice that use of Technical Information has ceased. The University has the right to terminate the LA if the Company fails to make any required payments or is in breach of any provision of the LA. The Company may terminate the LA at any time upon providing at least 90 days written notice to the University.

Related party contracts

The Company entered into several director indemnity agreements (the “DIAs”) with the directors of the Company. Pursuant to the DIAs and subject to all applicable laws, including the applicable limitations and restrictions set forth in the Business Corporations Act (British Columbia), the Company will:

●	Indemnify and save harmless the Directors against and from:

○

any and all charges or claims by reason of them being or having been a director of the Company or another corporation, at a time when the other corporation is or was an affiliate of the Company, or at the request of the Company;

○

any and all costs, damages, expenses, fines, liabilities, losses and penalties (the “Consequences”) which they may sustain, incur or be liable for in consequence of their acting as a director of the Company, whether sustained or incurred by reason of their negligence, default, breach of duty or trust, failure to exercise due diligence or otherwise in relation to the Company or any of its affairs; and in particular, and without in any way limiting the generality of the foregoing, any and all Consequences which they may sustain, incur or be liable for as a result of or in connection with the release or presence in the environment of substances, contaminants, litter, waste, effluent, refuse, pollutants or deleterious materials and that arise out of or are in any way connected with the management, operation, activities or existence of the Company or by virtue of them holding any other directorship with any other entity at the Company’s request.

●	gross up any indemnity payment made pursuant to the DIAs by the amount of any income tax payable by the Directors in respect of that payment; and

●

indemnify the Directors for the amount of all costs they incur in obtaining any Court approval required to enable or require the Company to make a payment to them under the DIAs, or enforce the DIAs against the Company, including without limitation legal fees and disbursements on a full indemnity basis.

Notwithstanding the above-noted, the Company will have no obligation to indemnify or save harmless the Directors in respect of any liability for which they are entitled to indemnity pursuant to any valid and collectible policy of insurance obtained and maintained by the Company, to the extent of the amounts actually collected by the Directors under the insurance policy.

22	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

7.	CONTRACTUAL OBLIGATIONS (continued)

On November 13, 2022, the Company entered into an Independent Consultant Agreement (the “ICA”) whereby the contractor was engaged to serve as the Chief Medical Officer of the Company effective December 1, 2022. The Company agreed to pay a signing bonus of US$35,000 upon the execution of the ICA and a fee of US$205,000 annually, payable in monthly installments. The Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The services will continue for an initial term of one year unless sooner terminated. The ICA can be terminated by the Company providing one month written notice, the contractor providing three months’ written notice or by mutual written agreement. At the end of the initial term, the ICA will automatically be extended for additional one-year period(s) unless the Company provides the contractor with 30 days written notice. In connection with the ICA, the Company granted 60,000 stock options with an exercise price of $8.25 per share. On January 8, 2025, the Chief Medical Officer retired and was re-engaged as an independent advisor to the Company. At the time of retiring, the Chief Medical Officer had 45,000 stock options of which 30,000 stock options were cancelled, and the expiry date of 15,000 options was amended to October 8, 2025 (exercised during the period ended March 31, 2025). As part of the termination of the ICA, the Chief Medical Officer was paid a lump sum amount of US$51,250, representing three months fee.

On February 10, 2025, the Company entered into a consulting agreement whereby a contractor was engaged to serve as the Chief Medical Officer of the Company effective February 14, 2025. The Company agreed to pay a signing bonus of US$50,000 (paid) and a fee of US$400,000 annually. On February 26, 2025, the Company also granted 100,000 stock options with an exercise price of US$35 (Note 5). In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services.

On September 22, 2022, the Company entered into an ICA whereby the contractor was engaged to serve as the Chief Science Officer of the Company effective September 22, 2022. The Company agreed to pay a signing bonus of US$45,000 (paid) upon the execution of the ICA and a fee of US$180,000 annually, payable in monthly installments in addition to 100,000 RSUs (issued) for a period of five years, 25% vesting immediately, and 75% vesting over the next 3 years. The Board of Directors approved the increase of the monthly fee to US$33,333.33 effective January 1, 2025.

The Company has an arrangement whereby a contractor carries out duties as the Chief Operating Officer for an annual salary of US$104,000. In addition, the Company also agreed to reimburse for reasonable and approved expenses arising in connection with the performance of the services. The Company agreed to increase the annual base salary to US$250,000 effective August 8, 2025.

Scientific advisory board agreements

The Company entered into numerous scientific advisory board agreements (the “SABAs”) whereby the advisors were retained to serve as members of the Company’s scientific advisory board and as consultants to the Company and senior management in the areas of scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates of $150 and US$650 per hour. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors. The advisors have the same hour requirements and restrictions as noted below. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the SABAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

23	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

7.	CONTRACTUAL OBLIGATIONS (continued)

Consulting agreements

The Company has entered into numerous consulting agreements (the “CAs”) whereby the consultants were retained to serve as advisors to the Company and senior management in the areas of public relations and content creation and scientific, technical and business advice. As compensation for performing these services, the Company pay the advisors hourly rates between US$30 to US$600. The Company also granted stock options and RSUs to several advisors as part of the compensation for the services provided by the advisors. The advisors being paid $400 and $600 per hour will reserve at least six full days of services to the Company and such additional days as requested by the Company each annual period, but not to exceed 36 full days of service per year unless otherwise agreed and up to a maximum of 288 hours total per year, unless otherwise agreed. The services will continue for initial terms of one year unless sooner terminated. At the end of the initial terms, the CAs will automatically be extended for an additional one-year period(s) unless either party gives the other 30 days written notice.

8.	INTEREST RECEIVABLES

The Company’s interest receivables consist of the following as at September 30, 2025 and September 30, 2024:

	September 30, 2025	September 30, 2024
	$	$
Interest receivable on bank deposits	203,153	-

During the year ended September 30, 2025, the Company earned an interest income of $1,517,760 ( September 30, 2024 - $22,600) on bank deposits and earned an interest income of $1,708 on the investment tax credits ( September 30, 2024 - $7,533).

9.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The following table summarizes the carrying value of financial assets and liabilities:

	September 30, 2025	September 30, 2024
FVTPL	$	$
Cash	82,822,339	5,633,842
Guaranteed investment certificate	86,250	86,250
Cash and cash equivalents	82,908,589	5,720,092
Amortized cost
Accounts payable and accrued liabilities	2,250,839	449,299

24	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

9.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Fair value measurement

Financial assets and liabilities that are recognized on the consolidated statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.

The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The Company’s cash and cash equivalents is classified as Level 1, whereas accounts payable and accrued liabilities are classified as Level 2. As at September 30, 2025, the Company believes that the carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values because of their nature and relatively short maturity dates or durations.

Financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents balance. As at September 30, 2025, the Company had cash and cash equivalents of $82,908,589 which was held with major banks in Canada, United States and Australia. Because deposits are with three banks, there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The maximum exposure to credit risk is the carrying amount of the Company’s financial instruments. The credit risk is assessed as low.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. As at September 30, 2025, the Company had the following foreign currency balances – cash (US$55,398,200 and AU$1,142,544), receivables (US$145,109; AU$168,355), prepaids (US$611,623; AU$2,567; €54,835) and accounts payable and accrued liabilities (US$781,161 and AU$913,085; €24,390; kr114,900). A 10% fluctuation in the US$, AU$, €, and kr against the Canadian dollar would have an impact of approximately $7,748,500 on comprehensive loss.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company’s main source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. As at September 30, 2025, the Company had cash and cash equivalents of $82,908,589 to cover current liabilities of $2,250,839.

25	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

9.	FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Capital management

Management’s objective is to manage its capital to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern through the optimization of its capital structure. The capital structure consists of share capital and working capital. In order to achieve this objective, management makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. To maintain or adjust the capital structure, management may invest its excess cash in interest bearing accounts of Canadian chartered banks and/or raise additional funds externally as needed. The Company is not subject to externally imposed capital requirements. The Company’s management of capital did not change during the year ended September 30, 2025.

10.	RESEARCH AND DEVELOPMENT

Research and development expense recognized in the consolidated statements of comprehensive loss is comprised of the following:

	For the year ended:
	September 30, 2025	September 30, 2024	September 30, 2023
	$	$	$
Laboratory costs	18,394	21,105	23,718
Novel drug development	5,650,151	611,785	3,961,781
Patents and related payments	196,441	101,615	92,500
Salary and subcontractors	2,856,313	1,167,305	1,317,405
Share-based compensation (Note 5)	2,622,417	298,117	(48,128)
Investment tax credits	(259,207)	(1,019,917)	(347,332)
	11,084,509	1,180,010	4,999,944

11.	PREMISES LEASES

Commencing September 1, 2022, the Company extended the apartment lease in New York, New York USA for a term of two years at a monthly base rent of US$5,510 for the first year and US$5,630 for the second year of the lease. Commencing September 1, 2024, the Company further extended the lease for six months at a monthly base rent of US$5,855 and for additional two years at a monthly lease rate of US$6,190 for the first year and US$6,255 for the second year.

(a)	Right-of-Use Assets

As at September 30, 2025, $111,968 of right-of-use assets are recorded as follows:

$

As at September 30, 2023	66,413
Extension of lease	124,506
Depreciation	(73,357)
Foreign exchange	96
As at September 30, 2024	117,658
Extension of lease	71,999
Depreciation	(76,868)
Foreign Exchange	(821)
As at September 30, 2025	111,968

26	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

11.	PREMISES LEASES (continued)

(b)	Lease Liabilities

Minimum lease payments in respect of lease liabilities and the effect of discounting are as follows:

	Year ended September 30, 2025	Year ended September 30, 2024
Undiscounted minimum lease payments:
Less than one year	104,039	98,010
Two to three years	43,538	41,779
	147,577	139,789
Effect of discounting	(21,800)	(20,829)
Present value of minimum lease payments	125,777	118,960
Less current portion	(84,528)	(79,384)
Long-term portion	41,249	39,576

(c) Lease Liability Continuity

The lease liability continuity is as follows:

$
As at September 30, 2023	73,549
Recognition of lease liability on extension	124,506
Principal payments	(89,730)
Interest expense	8,945
Foreign exchange	1,690
As at September 30, 2024	118,960
Recognition of lease liability on extension	71,999
Principal payments	(100,150)
Interest expense	35,851
Foreign exchange	(883)
As at September 30, 2025	125,777

During the year ended September 30, 2025, interest of $35,851 and depreciation of $76,868 are included in the office and administrative expense on the consolidated statements of comprehensive loss.

12.	CONTINGENT LIABILITY

On April 14, 2023, Revati Inc., the consulting company of the Company’s former Chief Medical Officer, Dr. Revati Shreeniwas (“plaintiff”), commenced legal proceedings against the Company in the Supreme Court of British Columbia in connection with the termination of Revati Inc.’s consulting services. The plaintiff is seeking damages for alleged breach of contract, including:

●	consulting fees equivalent to three months from the date of termination;
●	the value of certain restricted share units (“RSUs”) and stock options that the plaintiff asserts should have vested;
●	damages for outstanding fees, bad faith, punitive damages, and other related amounts; and
●	reimbursement for certain expenses, together with pre- and post-judgment interest and legal costs.

The plaintiff’s claims include equity-based compensation components, which are subject to dispute regarding vesting entitlement and valuation methodology. The Company disputes both the basis and financial amount of the claims.

27	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

12.	CONTINGENT LIABILITY (continued)

Based on the management’s internal assessment, likelihood of loss is possible under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. However, due to the early stage of the proceedings, the inherent uncertainties of litigation, and the wide range of possible outcomes, management cannot reliably estimate the amount of any potential obligation. Accordingly, no financial provision has been recognized in these consolidated financial statements. The matter is disclosed as a contingent liability. Management does not expect this litigation to have a material adverse effect on the Company’s financial condition, results of operations, or liquidity.

13.	INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	September 30, 2025	September 30, 2024	September 30, 2023
	$	$	$
Net loss	(12,229,348)	(2,801,946)	(7,372,225)
Statutory tax rate	28.21%	25.98%	27.74%
Expected income tax recovery	(3,450,195)	(727,974)	(2,044,920)
Deductible and non-deductible items	735,134	(81,243)	201,236
True up of prior year amounts	250,549	634,727	336,254
Change in deferred tax assets not recognized	2,464,512	174,490	1,507,430
Total income tax recovery	-	-	-

The Company has the following deductible temporary differences for which no deferred tax has been recognized:

	September 30, 2025	September 30, 2024
	$	$
Non-capital losses	39,436,000	30,757,000
Share issuance costs	549,000	698,000
Valuation allowance	(39,985,000)	(31,455,000)
Net deferred income tax assets	-	-

The Company has Canadian non-capital losses of approximately $32,356,000 (2024 - $28,598,000), US non-capital losses of $567,000 (2024 - $718,000) and Australian non-capital losses of $6,513,000 (2024- $1,441,000), which may be carried forward and applied against taxable income in future years. Future tax benefits which may arise as a result of these losses have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

28	Page

Bright Minds Biosciences Inc.
Notes to the Consolidated Financial Statements
For the years ended September 30, 2025, 2024 and 2023
(Expressed in Canadian Dollars)

13.	INCOME TAXES (continued)

The Company’s Canadian non-capital loss carry-forwards expire as follows:

Year of Origin	Year of Expiry	Non-Capital Losses
		$
2019	2039	42,000
2020	2040	298,000
2021	2041	8,096,000
2022	2042	12,832,000
2023	2043	4,278,000
2024	2044	2,874,000
2025	2045	3,936,000
		32,356,000

14.	SUBSEQUENT EVENTS

Subsequent to September 30, 2025, 149,972 common shares had been issued for gross proceeds of $13,480,685 (US$9,629,061) under the ATM Program.

Subsequent to September 30, 2025, an aggregate of 1,400 stock options were exercised for gross proceeds of $8,750.

On October 30, 2025, the Company granted 43,000 stock options to certain officers, directors and consultants of the Company. The stock options have an exercise price of US$54.47 per share, expire on October 30, 2030, and vest as follows: 25% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, 25% on the third anniversary of the grant date, and 25% on the fourth anniversary of the grant date.

29	Page